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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Nicoll Edward J. (Last) (First) (Middle)		Instinet Group Incorporated (INET)

	c/o Instinet Group Incorporated, 3 Times Square, 10th Floor (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			03/31/03

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10036 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Appreciation Rights		$0.91		12/13/02				H1				26,097

	Stock Appreciation Rights		$0.91		12/13/02				H1				13,048

	Stock Appreciation Rights		$0.91		12/13/02				H1				100,201

	Stock Appreciation Rights		$0.91		12/13/02				H1				39,146

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	See Note 2	01/11/09		Common Stock	26,097		$2.28		0		D		n/a

	See Note 2	03/31/09		Common Stock	13,048		$2.28		0		D		n/a

	See Note 2	02/02/10		Common Stock	100,201		$2.28		0		D		n/a

	See Note 3	02/06/11		Common Stock	39,146		$2.28		0		D		n/a

Explanation of Responses:

Note 1: On December 13, 2002, the 178,492 stock appreciation rights (“SARs”) granted by Datek Online Holdings Corp. to Mr. Nicoll with reference to the Corporation’s Common Stock were terminated by Ameritrade Holding Corporation, as successor to Datek, upon the payment to Mr. Nicoll of cash in an amount equal to the excess of the fair market value of the shares of Common Stock covered by such SARs over the aggregate exercise price for the shares covered.

Note 2: Stock Appreciation Rights (SARs) issued by former affiliate of Island Holding Company, Inc. that are currently exercisable.

Note 3: Stock Appreciation Rights (SARs) issued by former affiliate of Island Holding Company, Inc. These options vest 25% per year on the anniversary of the original grant date of 02/06/01.

/s/ Robin S. Elkowitz Attorney-in-fact Name: Robin S. Elkowitz Title: SVP & Senior Associate General Counsel	03/31/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.